EXHIBIT 99.2

For Immediate Release	Date: April 13, 2023
23-31-TR

Teck Updates Separation Transaction Terms in Response to

Shareholder Feedback

Reduction in royalty minimum term allows for earlier full separation

EVR capital expenditure cap enhances alignment between EVR and Teck Metals

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced changes to allow for an earlier full separation of Teck Metals Corp. (“Teck Metals”) and Elk Valley Resources Ltd. (“EVR”) and to maximize free cash flow available to be returned to shareholders, following approval of the separation by shareholders on April 26, 2023.

As described in Teck’s recent management proxy circular dated March 23, 2023, the separation provides Teck Metals with continued access to steelmaking coal cash flows for a transition period, through ownership of preferred shares in the capital of EVR and a royalty.

Following extensive consultation with shareholders, Teck is making changes to the separation proposal, including reducing the minimum term of the royalty paid by EVR to Teck Metals from approximately 5.5 years to 3 years, providing a potentially shorter path to full separation of Teck Metals and EVR, and putting in place measures to cap annual capital spending by EVR at $1.3 billion, with exceptions for social and regulatory requirements. This strengthens the alignment between EVR and Teck Metals.

“Teck management and the Board have had extensive shareholder engagement and based on this feedback, we have decided to make these changes to allow for an earlier full separation and enhance alignment between EVR and Teck Metals,” said Jonathan Price, CEO, Teck. “We believe these amendments will enhance certainty and further protect the interests of Teck Metals shareholders.”

For further information regarding the separation, Teck shareholders should refer to the Notice of Meeting and Management Proxy Circular in respect of our 2023 annual and special meeting of shareholders, which is available under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck's website (www.teck.com/reports).

Advisors

Barclays Capital Canada Inc. and Ardea Partners LP are serving as financial advisors to Teck. Stikeman Elliott LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as legal advisors.

BMO Capital Markets, Goldman Sachs & Co. LLC, and Origin Merchant Partners are serving as financial advisors to the Special Committee and Blake, Cassels & Graydon LLP and Sullivan & Cromwell LLP are acting as legal advisors to the Special Committee.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Forward-Looking Statements

This news release contains certain information which constitutes ‘forward-looking statements’ and ‘forward-looking information’ within the meaning of applicable Canadian securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include: statements regarding Teck’s planned separation transaction, including the timing thereof, and Teck’s expectations regarding the impacts of any such transaction; and statements regarding updates to the terms of the royalty, including with respect to anticipated effects thereof. The forward-looking statements in this press release are based on assumptions regarding our business and general economic conditions, among other matters. Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, most of which are beyond the Company’s control. Additional risks and uncertainties can be found in our Annual Information Form dated February 21, 2023 under “Risk Factors” and our management information circular in respect of our annual and special meeting of shareholders on April 26, 2023, each filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov), and on Teck’s website (www.teck.com). Should one or more of the risks or uncertainties underlying these forward-looking statements materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements.

The forward-looking statements contained herein are made as of the date of this release and, other than as required by applicable securities laws, the Company does not assume any obligation to update or revise them to reflect new events or circumstances. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com

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